July 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NeuroDerm Ltd.

Registration Statement on Form F-1

File No. 333-205490

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of NeuroDerm Ltd. that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-205490) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on July 15, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters intend to effect approximately the following distribution of the preliminary prospectus:

782 to institutions;

0 to prospective underwriters; and

135 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC

JEFFERIES LLC

By:	/s/ Gil Bar-Nahum
Name: Gil Bar-Nahum Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ George Milstein
Name: George Milstein Title: Managing Director